FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 13, 2007

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

Dear Sir,

          As a consequence of a private auction arranged by the Bank, we inform you that through public deed dated March 9, 2007 issued at the notary of Mr. Cosme Fernando Gomila Gatica, the Bank has sold to Fondo de Inversión Privado Prestamos Activos, administered by Larraín Vial Administradora General de Fondos S.A, a portfolio of charged-off and past due loans as of September 30, 2006.

          The price of this operation was US$67,563,682.39 which has been paid in cash. In conformity with this contract, 25% of this sale was set aside in an Escrow Account and, therefore, the Bank will set aside a provision of US$16,890,920.60.

          The proceeds from this sale will be destined to strengthen the Bank’s balance sheet and finance investment projects in retail banking.

          We also inform that Fondo de Inversión Privado Prestamos Activos, administered by Larraín Vial Administradora General de Fondos S.A is not a related party of the Bank

Sincerely,

Gonzalo Romero Astaburuaga
General Counsel

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 13, 2007	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel